                                                                     EXHIBIT 132

                             MATERIAL CHANGE REPORT

                                   PURSUANT TO

             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
                 SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)
                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

1.       REPORTING ISSUER

         InterOil Corporation ("INTEROIL")

2.       DATE OF MATERIAL CHANGE

         January 29, 2003

3.       PRESS RELEASE

         A press release disclosing the material change was issued by InterOil on January 29, 2003. A copy of the press release is attached hereto as Appendix "A".

4.       SUMMARY OF MATERIAL CHANGE

         InterOil has announced that they have entered into an agreement with Westwind Partners Inc., Jennings Capital Inc., Peters & Co. Limited and Canaccord Capital Corporation (collectively, the "AGENTS") pursuant to which InterOil proposes to raise gross proceeds of up to CDN $9,800,000 through a brokered private placement of up to 700,000 common shares of InterOil (the "OFFERING") at a price of CDN $14.00 per share. The Agents will have the right to increase the size of the Offering by an additional 400,000 common shares at any time prior to the closing of the Offering.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         Please see the press release attached hereto as Appendix "A".

6.       RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

         This filing is not being made on a confidential basis.

7.       OMITTED INFORMATION

         None.

8.       STATEMENT OF SENIOR OFFICER

         Further information regarding the matters described in this report may be obtained from Graeme Alexander, Corporate Counsel and Company Secretary of InterOil, who is knowledgeable about the details of the material change and may be contacted at 61 (7) 4046 4600 (Australia).

         The foregoing accurately discloses the material change referred to herein.

           DATED at Cairns, Australia this 30th day of January, 2003.

                                              INTEROIL CORPORATION

                                              By: (signed) "Graeme Alexander"
                                                 -------------------------------
                                                  Authorized Signing Officer

                                  APPENDIX "A"
                                  PRESS RELEASE

CCN MATTHEWS                                                      EMAIL A FRIEND

NEWS RELEASE TRANSMITTED BY CCNMatthews

[INTEROIL LOGO]

FOR: INTEROIL CORPORATION

ASX/POMSOX-IOC

TSX VENTURE SYMBOL: IOL

JANUARY 29, 2003 - 17:31 EST

INTEROIL CORPORATION ANNOUNCES C$9,800,000
(A$ 10,780,000) PRIVATE PLACEMENT OF COMMON SHARES

HOUSTON, TEXAS--NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

InterOil Corporation (IOC: ASX / POMSOX) (IOL: TSX-V) a Canadian company with corporate headquarters in The Woodlands, TX, announces that it has appointed Westwind Partners Inc. and Jennings Capital Inc. to act as co-managers of a syndicate for a private placement of up to 700,000 Common Shares of InterOil on a best efforts basis at a price of C$14.00 per Common Share (A$1.55 per CDI). The syndicate, which includes Peters & Co. Limited and Canaccord Capital Corporation, will have the right to increase the size of the offering by an additional 400,000 Common Shares at the discretion of the co-managers prior to the closing of the private placement. It is intended that these shares will be subject to a four-month hold period.

The proceeds received from the private placement will be used to fund exploration drilling of a multi-well drilling program in Papua New Guinea starting with the Moose Prospect and for general corporate purposes. Chief Executive Officer Phil Mulacek said, "The Company is very excited about its exploration activities and believes the proceeds from this offering will supplement capital committed by Company Directors yesterday, ensuring a solid drilling program commences this quarter."

The private placement is expected to close on or about February 4, 2003, and is subject to regulatory approval.

InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated oil business consisting initially of an oil refinery, petroleum exploration and downstream assets. The refinery is being constructed across the harbour from Port Moresby, and will process 32,500 barrels per day of crude oil. The resulting fuel products will be sufficient to supply the PNG domestic market, leaving approximately 35 percent of the volume available for export, which is secured by contracts valued at approximately US$1.4 billion with Shell Overseas Holdings Ltd. In addition, BP Singapore is the exclusive agent for all crude oil supply to the refinery. InterOil is currently the second largest holder of exploration acreage in Papua New Guinea. The primary debt for the refinery is through a US$85 million loan by the Overseas Private Investment Corporation, "OPIC" an agency of the US Government.

InterOil's common shares are quoted for trading on the Australian Stock Exchange in CHESS Depositary Interests -"CDI's", in Australian dollars under the symbol IOC. The CDI shares trade on the Australian Stock Exchange trade on a 10:1 basis to common shares. The common shares trade on the "TSX Venture Exchange" (formerly "CDNX") in Canada and trade in Canadian dollars under the symbol IOL. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information see our website at: www.interoil.com.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:
InterOil Corporation
Mr Phil Mulacek
Chairman & CEO
+1 281 292 1800
+1 281 292 0888 (FAX)
Website: www.interoil.com
or
InterOil Corporation
Mr. Anesti Dermedgoglou
Vice President, Investor Relations
+61 7 4046 4600
+61 7 4031 4565 (FAX)
or
InterOil Limited
Mr Christian Vinson
Director
+675 320 2600
+675 320 2601 (FAX)

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